82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.713.700 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

FEB 0 5 2004

Rif./Prot. SEGR/30
San Donato M.se, February 02, 2004

Re: Saipem S.p.A. - File No. 82.4776

04012651

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Third Quarter Report at 30th September 2003
- Saipem Press Release dated 17th December 2003
- Saipem Press Release dated 22nd December 2003
- Saipem Press Release dated 16th January 2004
- Saipem Press Release dated 26th January 2004

SUPPL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Saipem S.p.A.
Administration, Finance and Contro
Senior Vice President
(Alessandro Bernini)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of December 2003, January 2004

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni
GROUP

Press Release

Saipem won two new drilling contracts amounting to approximately USD 155 million

Saipem, an Eni company, has been awarded two new drilling contracts for a total value of 155 million USD.

Burullus Gas Company-Egypt has awarded Saipem an eighteen months contract for the semisubmersible rig Scarabeo 6 for drilling operations offshore Egypt. The contract has commenced in December 2003.

Saipem has renewed a contract with Saudi Aramco for the charter of six land rigs for a period of three years in Saudi Arabia. The new contract is scheduled to start in continuation of the current contract on the second quarter 2004.

San Donato Milanese, 17th December 2003

82.4776

Saipem

Eni GROUP

Press Release

Saipem awarded two offshore construction contracts amounting to approximately GBP 104 million

Saipem, an Eni company, has been awarded two offshore contracts by EnCana UK as part of the Buzzard development project, for a total value of approximately 104 million GBP.

The Buzzard field, located in the central North Sea, some 100 km northeast of Aberdeen, Scotland, is the largest oilfield discovered in the UK North Sea in over a decade.

The first contract includes the transport and installation of three large jacket with weights of approximately 6.000 tons each, two large integrated decks (about 10.500 and 9.500 tons each), one wellhead deck (around 3.600 tons) and two bridges. The installation will be performed mainly by the vessel Saipem 7000 between summer 2005 and summer 2006.

The second contract is a turn key contract for the provision of subsea field facilities including infield pipelines and two 28km export-pipelines system. The contract will be performed between second quarter 2005 and third quarter 2006 mainly by the vessel Castoro 6.

San Donato Milanese, 22nd December 2003

Saipem

Eni
GROUP

Press Release

Saipem awarded two contracts for the Sakhalin II offshore project amounting to approximately USD 343 million

Saipem, an Eni company, has been awarded two offshore contracts as part of the Sakhalin II development project for a total value of approximately 343 million USD.

The first contract has been awarded by Sakhalin Energy Investment Company and includes the engineering, procurement, construction and installation of a twin pipeline system connecting the Lunskoye and Piltun-Astkhshkoye platforms, north-east of Russia's Sakhalin island, to the shore.
The works will be carried out mainly by the vessel Castoro 2 and Semac 1 in two windows in summer 2004 and summer 2005.

The second contract, awarded by Samsung Heavy Industries, involves the transport and installation of Lunskoye and Piltun-Astkhshkoye B platform topsides. The latter, whose weight is over 28.000 tons, will be the heaviest platform topsides ever installed using a float-over system.
The installation of Lunskoye and Piltun-Astkhshkoye B topsides will be performed in the summer 2005 and summer 2006 respectively.

San Donato Milanese, 16th January 2004

Saipem

Eni
GROUP

Press Release

Saipem: Main Board of Directors' Meetings for 2004

The dates on which economic and financial data is scheduled to be released to the market upon approval by Board of Directors are as follows:

• 23rd February:	Provisional Consolidated Financial Statements at 31st December 2003.
• 22nd March:	Consolidated and Statutory Financial Statements of Saipem S.p.A. at 31st December 2003 and dividend proposal;
• 10th May:	First Quarter Report at 31st March 2004;
• 28th July:	Second Quarter Report at 30th June 2004;
• 16th September:	Six-monthly Report at 30th June 2004;
• 8th November:	Third Quarter Report at 30th September 2004.

The General Shareholders' Meeting will take place on 29th April, first summons, or 30th April 2004, second summons. Shareholders are called to approve the Financial Statements at 31st December 2003 and set net income allocation.

Pursuant to art. 82, comma 2, of Consob resolution 11971/99, the company's Financial Statements at 31st December 2003 will be released by 30th March 2004; the company is therefore dispensed from publishing the Fourth Quarter Report at 31st December 2003.
Should any of the aforementioned dates change, notification will be promptly given.

San Donato Milanese, 26th January 2004



Eni GROUP

Saipem

Third Quarter Report

at 30th September

2003

Eni GROUP Saipem

Third Quarter Report

at 30th September

2003

contents

Approved by the Board of Directors
at the meeting of 10th November 2003

Quarterly reports are not subject to audit

From this third quarter report onwards, as it is now possible to compare data with the corresponding quarter of the previous year, data will no longer be structured so as to separately show results for Saipem s.a. (formerly Bouygues Offshore).

Economic and Financial data

(million euros)

	Third quarter			First nine months		
	2002	2003	Var.%	2002 (*)	2003	Var.%
Revenues	854	1,135	32.9	2,178	3,003	37.9
Contribution from operations	101	110	8.9	309	305	(1.3)
Operating income	70	81	15.7	240	219	(8.7)
Investments	1,079	65	(94.0)	1,347	198	(85.3)

	31st December 2002	30th September 2003
Net debt:		
- medium/long term	406	587
- short term	842	522
Total	1,248	1,109

(*) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

Operations data

	Third quarter			First nine months		
	2002	2003	Var.%	2002 (*)	2003	Var.%
Offshore Construction						
- subsea pipeline laid (km)	414	153	(63.0)	1,668	579	(65.3)
- structures installed (tons)	12,500	29,715	137.7	47,250	82,139	73.8
Offshore Drilling						
- metres drilled	38,791	25,946	(33.1)	92,553	96,895	4.7
- wells drilled	14	16	14.3	39	46	17.9
Leased FPSO						
- FPSO vessels' utilisation (days)	92	92	-	273	273	-
Onshore Construction						
- pipeline laid (km)	96	293	205.2	547	515	(5.8)
- structures installed (tons)	3,250	9,100	180.0	16,650	18,450	10.8
Onshore Drilling						
- metres drilled	97,048	97,737	0.7	249,458	298,025	19.5
- wells drilled	29	28	(3.5)	78	92	17.9
- average equipment utilisation (%)	89	78	(12.4)	89	82	(7.9)

(*) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

Revenues by business sector

(million euros)

	Third quarter			First nine months		
	2002	2003	Var.%	2002 (*)	2003	Var.%
Offshore Construction	378	730	93.1	1,219	1,763	44.6
Offshore Drilling	85	73	(14.1)	254	226	(11.0)
Leased FPSO	8	11	37.5	25	28	12.0
Onshore Construction	240	160	(33.3)	428	543	26.9
Onshore Drilling	54	53	(1.9)	157	150	(4.5)
L.N.G.	50	52	4.0	56	149	166.1
M.M.O.	39	56	43.6	39	144	269.2
Total	**854**	**1,135**	**32.9**	**2,178**	**3,003**	**37.9**

(*) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

Revenues by geographical area

(million euros)

	Third quarter		First nine months	
Geographical area (*)	**2002**	**2003**	**2002 (**)**	**2003**
Italy	10	26	52	49
Rest of Europe	410	261	1,037	835
West Africa	238	368	459	1,014
North Africa	32	290	64	563
Middle - Far East	127	154	369	377
Americas	37	36	197	165
Total	**854**	**1,135**	**2,178**	**3,003**

(*) final destination of services
(**) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

New contracts awarded to Saipem Group

(million euros)

	Third quarter		First nine months	
	2002	2003	2002 (*)	2003
Saipem S.p.A.	250	121	1,241	729
Saipem s.a.	1,110	678	1,110	2,069
Other Group companies	259	80	1,037	611
Total	**1,619**	**879**	**3,388**	**3,409**
Offshore Construction	1,297	243	2,493	1,871
Offshore Drilling	172	20	346	220
Leased FPSO	-	-	17	11
Onshore Construction	31	536	331	862
Onshore Drilling	14	22	90	71
L.N.G.	68	13	74	226
M.M.O.	37	45	37	148
Total	**1,619**	**879**	**3,388**	**3,409**

(*) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

New contracts awarded



million euros
3,388
3,409
17
11
74
148
226
2,493
1,871
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1.750
1,500
1.250
1,000
750
500
250
0
30th September 2002
30th September 2003
Leased FPSO
Onshore Drilling
Offshore Drilling
MMO
LNG
Onshore Construction
Offshore Construction

Order backlog

(million euros)

	31st December 2002	30th September 2003
Offshore Construction	3,276	3,384
Offshore Drilling	550	544
Leased FPSO	170	153
Onshore Construction	656	975
Onshore Drilling	195	116
L.N.G.	250	327
M.M.O.	61	65
Total	**5,158**	**5,564**

Backlog by geographical area

(million euros)

Geographical area	31st December 2002	30th September 2003
Italy	48	27
Rest of Europe	670	897
West Africa	1,896	2,315
North Africa	1,526	1,127
Middle – Far East	850	1,095
Americas	168	103
Total	**5,158**	**5,564**

Backlog by geographical area at 30th September 2003


West Africa
2,315
Middle/Far East
1,095
897
103
1,127
7
Americas
North Africa
Rest of Europe
Italy

Preparation criteria

The interim report at 30th September 2003 was drawn up in accordance with the criteria set out by the Companies' and Stock Exchange National Commission ('Commissione Nazionale per le Società e la Borsa - CONSOB) pursuant to regulation 11971 dated 14th May 1999 and subsequent amendments, and applying the guidelines of the Italian National Board of Professional Accountants and Book-keepers ('Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri).

The economic information provided in this report refers to the third quarter 2003 as well as the third quarter 2002. Financial data refers to 30th September 2003 and 31st December 2002. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2002. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.

Unless otherwise indicated, data is expressed in million euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

Economic results

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Consolidated income statement (million euros)

	Third quarter			First nine months		
	2002	2003	Var.%	2002 (*)	2003	Var.%
Operating revenues	**854**	**1,135**	**32.9**	**2,178**	**3,003**	**37.9**
Other revenues and income	3	3		13	7	
Purchases, services and other costs	(513)	(811)		(1,306)	(2,061)	
Payroll and related costs	(205)	(181)		(448)	(536)	
Gross operating income	**139**	**146**	**5.0**	**437**	**413**	**(5.5)**
Amortisation, depreciation and write-downs	(59)	(55)		(187)	(163)	
Depreciation of purchase cost allocated to Saipem s.a. equipment	(1)	(1)		(1)	(1)	
Saipem s.a. Goodwill amortisation	(9)	(9)		(9)	(30)	
Operating income	**70**	**81**	**15.7**	**240**	**219**	**(8.7)**
Financial expenses	(15)	(16)		(35)	(42)	
Income from investments	–	1		–	9	
Income before extraordinary items & income taxes	**55**	**66**	**20.0**	**205**	**186**	**(9.3)**
Extraordinary expenses, net	–	(1)		(2)	(1)	
Income before minority interest	**55**	**65**	**18.2**	**203**	**185**	**(8.9)**
Income taxes	(14)	(16)		(49)	(46)	
Net income before minority interest	**41**	**49**	**19.5**	**154**	**139**	**(9.7)**
Minority interest	–	(1)		(1)	(1)	
Net income for the period	**41**	**48**	**17.1**	**153**	**138**	**(9.8)**
Cash flow (Net income + depreciation and amortisation)	**110**	**113**	**2.7**	**350**	**332**	**(5.1)**

(*) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statements by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination (million euros)

	Third quarter			First nine months		
	2002	2003	Var.%	2002 (*)	2003	Var.%
Revenues	**854**	**1,135**	**32.9**	**2,178**	**3,003**	**37.9**
Operating costs	(719)	(988)		(1,808)	(2,581)	
Idle costs	(14)	(19)		(32)	(60)	
Selling expenses	(17)	(16)		(31)	(52)	
Research and development costs	(1)	(2)		(2)	(6)	
Other operating income (expenses), net	(2)	-		4	1	
Contribution from operations	**101**	**110**	**8.9**	**309**	**305**	**(1.3)**
General and administrative expenses	(31)	(29)		(69)	(86)	
Operating income	**70**	**81**	**15.7**	**240**	**219**	**(8.7)**

(*) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

Third quarter

Revenues for the third quarter 2003 amounted to 1,135 million euros, an increase of 281 million euros versus those of the third quarter 2002, mainly due to higher levels of activity in the Offshore Construction sector.
Operating costs amounted to 988 million euros, an increase of approximately 37% versus those for the same period 2002. Higher operating costs are due mainly to increased purchase of materials and greater use of third party services resulting from the greater incidence of EPIC (Engineering, Procurement, Installation, Construction) type projects.
Labour costs amounted to 181 million euros, a decrease of 24 million versus the third quarter 2002, mainly as a result of the completion of projects in Russia and Kazakhstan.
Contribution from operations in the third quarter 2003 amounted to 110 million euros, versus 101 million in the third quarter 2002.
General and administrative expenses in the third quarter 2003 amounted to 29 million euros, a decrease of 2 million versus the same quarter the previous year.
Hence, operating income stood at 81 million euros, an increase of 11 million euros versus the same period 2002.

First nine months

Revenues for the first nine months 2003 amounted to 3,003 million euros, an increase of 825 million euros versus those of the first nine months 2002.
This considerable increase in revenues (+ 38%), as explained in the sections on the various business sectors, is due to contributions from Saipem s.a., whose data was consolidated for the whole period rather than just the third quarter in 2002, in addition to contracts under execution in North Africa in the Offshore and Onshore Construction sectors.
Operating costs amounted to 2,581 million euros, an increase of approximately 42.7% versus those for the same period 2002. Higher operating costs are due mainly to increased purchase of materials and greater use of third party services resulting from the greater incidence of EPIC (Engineering, Procurement, Installation, Construction) type projects.
Labour costs amounted to 536 million euros, an increase of 88 million versus the first nine months 2002, mainly due to increased average workforce levels as a result of increased volumes of activity during the period.

Contribution from operations in the first nine months 2003 amounted to 305 million euros, versus 309 million in the first nine months 2002.
General and administrative expenses in the first nine months 2003 amounted to 86 million euros, an increase of 17 million versus the same period the previous year.
Hence, operating income stood at 219 million euros, a reduction of 21 million euros versus the same period 2002.

Human resources

The following table provides comparable data related to average employment levels at the end of 2002 and the first nine months of 2003.

Average workforce

	31st December 2002	30th September 2003
Italian personnel	2,217	2,304
French personnel	3,841	3,928
Other nationalities	17,826	17,741
Total	**23,884**	**23,973**
Offshore Construction	5,812	6,065
Offshore Drilling	1,301	1,116
Leased FPSO	31	53
Onshore Construction	10,413	10,275
Onshore Drilling	2,561	2,702
L.N.G.	247	682
M.M.O.	1,431	1,661
Staff positions	2,088	1,419
Total	**23,884**	**23,973**

Workforce


20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
December 2002
September 2003

Consolidated balance sheet and financial position

(million euros)

	31st December 2002		30th September 2003	
Net tangible fixed assets		1,708		1,731
Net intangible fixed assets		906		878
Total		2,614		2,609
- Offshore Construction	1,202		1,170	
- Offshore Drilling	621		647	
- Leased FPSO	46		74	
- Onshore Construction	265		257	
- Onshore Drilling	129		117	
- L.N.G.	212		203	
- M.M.O.	90		89	
- Other	49		52	
Financial investments		**24**		**24**
Non-current assets		**2,638**		**2,633**
Working capital	67		4	
Provision for contingencies	(132)		(125)	
Net current assets		**(65)**		**(121)**
Employee termination benefits		**(26)**		**(28)**
Capital employed		**2,547**		**2,484**
Net equity		**1,275**		**1,350**
Minority interest in net equity		**24**		**25**
Net debt		**1,248**		**1,109**
Cover		**2,547**		**2,484**
Issued and outstanding shares		**440,697,000**		**440,700,400**

Investments

(million euros)

	Third quarter		First nine months	
	2002	**2003**	**2002**	**2003**
Offshore Construction	631	16	830	64
Offshore Drilling	4	22	29	53
Leased FPSO	12	2	15	38
Onshore Construction	169	17	174	23
Onshore Drilling	9	1	40	4
L.N.G.	168	-	168	4
M.M.O.	84	4	84	4
Other	2	3	7	8
Total	**1,079**	**65**	**1,347**	**198**

Investments in the first nine months of 2003 amounted to 198 million euros, of which 189 million on plant and equipment (1,347 million in the same period 2002, of which 141 million on plant and equipment) and consisted mainly of the following: the almost completed conversion of the FPSO (floating production storage and offloading) unit "Mystras", due to operate in the Okono/Okpoho oil field in Nigeria; the completion of the conversion of the vessel Maxita into the new field development vessel Saipem 3000; completion of upgrading works on the semi-submersible drilling platform Scarabeo 7 to enable it to execute a contract in Nigeria; initial upgrades to plant and equipment required to carry out the Sakhalin project.

Net financial debt

Net financial debt at 30th September 2003 amounted to 1,109 million euros, versus 1,248 million at 31st December 2002.
The income generated during the period (332 million euros), the decrease in net current assets (73 million euros), the sale of tangible assets (9 million euros), the increase of employee termination benefits (2 million euros) and the variation in minority interest (1 million euros) more than compensated for capital expenditure in tangible and intangible fixed assets (189 million euros), payment of dividends (63 million euros), the purchase of treasury shares (10 million euros), company acquisitions (9 million euros) and the decrease in provisions for contingencies (7 million euros). This resulted in a reduction in net financial debt of 139 million euros.
In the third quarter 2003, net financial debt grew by 25 million euros, rising from 1,084 million at 30th June 2003 to 1,109 million euros at 30th September 2003.
The company's financial position at 30th September 2003 shows short-term net financial debt of 522 million euros (842 million at 31st December 2002) and medium/long term financial debt of 587 million euros (406 million at 31st December 2002).

Backlog

In the first nine months of 2003, Saipem was awarded new contracts totalling 3,409 million euros (3,388 million euros in the same period 2002), of which 2,102 million euros were in the Offshore sectors (Construction and Drilling).

At end of September 2003, the backlog stood at 5,564 million euros (5,158 million euros at 31st December 2002).

The most significant orders awarded in the third quarter 2003 include:

Offshore Construction:
- on behalf of AIOC, the "AIOC Phase II" project in Azerbaijan, for the fabrication of two platforms.

Onshore Construction:
- on behalf of Sakhalin Energy Investment Company Ltd. (SEIC), the "Sakhalin" project on the Russian island of the same name, comprising engineering, procurement and construction (EPC) of an oil and gas pipeline system.

Onshore Drilling:
- on behalf of Eni Dacion BV, the one-year lease of the G200 installation in Venezuela;
- on behalf of Burlington, the six-month lease of the 5892 installation in Algeria.

Management expectations

Volumes realised in the first nine months of the year and the substantial order backlog at the end of September underpin expectations for 2003 of exceeding the projected revenues of 4,000 million euros.
As previously stated, the phenomenon having negative repercussions on Saipem's profitability is the appreciation of the Euro against the US Dollar (Euro/USD ratio: 2002 average: 0.945; first nine-month 2003 average: 1.11; appreciation: 17.5%), considering that approximately 70% of projected revenues for 2003 are in US Dollars.
The effects of the Euro's appreciation are twofold: a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), and a contraction in margins, due to the fact that costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, approximately 600 million per year, are denominated in euros. The increased competitiveness of US contractors makes it difficult to pass on to clients the effect of the Euro's appreciation in certain business sectors and certain geographic areas. The effects of this phenomenon in 2003 are mitigated by the fact that contracts had been hedged against foreign currency risks at the time of acquisition. The same policy of contract hedging will cause the income from contracts won during the first nine months of 2003, whose execution extends to 2004/2005, to be affected by the Euro appreciation even in the event of a subsequent US Dollar recovery.
However, in view of the positive trend in new contract acquisitions, which will enable the company to exceed the revenue target of 4,000 million euros, and encouraging signs from the efficient execution of ongoing projects, in particular large turnkey contracts, management believes that, in 2003, the Group can maintain the record level of results achieved in 2002, despite the Euro's appreciation.

Estimated capital expenditure is confirmed at approximately 220 million euros. This includes capital allocated to the maintenance and upgrade of the fleet and the conversion of a tanker into an FPSO facility due to operate in the Okono/Okpoho field in Nigeria. Project specific investments for 2003 are estimated at approximately 55 million euros, on account of the significant size and complex nature of recently acquired contracts.

82.4776

Offshore Construction

(million euros)

	Third quarter		First nine months	
	2002	2003	2002(**)	2003
Operating revenues	378	730	1,219	1,763
Operating expenses, net of cost of materials	(216)	(518)	(747)	(1,222)
Cost of materials	(83)	(120)	(202)	(297)
Depreciation and amortisation	(23)	(24)	(88)	(71)
Contribution from operations (*)	56	68	182	173
Depreciation of purchase cost allocated to Saipem s.a. equipment	(1)	(1)	(1)	(1)
Saipem s.a. goodwill amortisation	(4)	(4)	(4)	(15)
Contribution from operations, net	51	63	177	157
New orders awarded	1,297	243	2,493	1,871

(*) Operating Income before general and administrative expenses
(**) *Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only*

The backlog at 30th September 2003 amounted to 3,384 million euros, of which 720 million are to be realised in the fourth quarter 2003.

- Revenues for the first nine months of 2003 amounted to 1,763 million euros, a 45% increase versus those for the same period 2002, due to (in addition to the consolidation of Saipem s.a. for the whole period) full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in North and West Africa.

- Contribution from operations in the first nine months of 2003 amounted to 173 million euros, equal to 9.8% of revenues, versus 182 million euros, equal to 14.9% of revenues in the same period 2002. This decrease in profitability is related to the greater incidence of EPIC type projects.
  Contribution from operations, net of goodwill amortisation, stood at 157 million euros, with profitability at 8.9% of revenues.

■ Offshore Drilling

(million euros)

	Third quarter		First nine months	
	2002	2003	2002	2003
Operating revenues	85	73	254	226
Operating expenses	(54)	(51)	(154)	(150)
Depreciation and amortisation	(11)	(10)	(33)	(27)
Contribution from operations (*)	20	12	67	49
New orders awarded	172	20	346	220

(*) Operating Income before general and administrative expenses

The backlog at 30th September 2003 amounted to 544 million euros, of which 65 million are to be realised in the fourth quarter 2003.

- Operating revenues for the first nine months 2003 showed an 11% reduction versus the same period 2002, attributable to the temporary suspension of operations by the semi-submersible platforms Scarabeo 5 and Scarabeo 7, necessary to carry out project specific upgrades and weaker utilisation of other semi-submersibles, which were only partially compensated for by the full-scale operations of the drill ship Saipem 10000 and the jack-up Perro Negro 2.

- Contribution from operations in the first nine months of 2003 decreased by 18 million euros versus the same period 2002, with a margin on revenue declining from 26.4% to 21.7%. The reduction in profitability is attributable to the aforementioned upgrading works and weaker utilisation of other semi-submersibles, in addition to the effects of the US dollar devaluation.

- Vessel utilisation was as follows:

Vessel	days under contract
Semi-submersible platform Scarabeo 3	112 a
Semi-submersible platform Scarabeo 4	197 a
Semi-submersible platform Scarabeo 5	136 b
Semi-submersible platform Scarabeo 6	176 c
Semi-submersible platform Scarabeo 7	185 d
Drillship Saipem 10000	273
Jack-up Perro Negro 2	273
Jack-up Perro Negro 3	265 a
Jack-up Perro Negro 4	273
Jack-up Perro Negro 5	273

a = for the remaining days (to 273) the vessel underwent structural repairs.
b = the vessel underwent upgrading works in readiness for a new contract in Norway.
c = for the remaining days (to 273) the vessel underwent structural repairs (26 days) and was idle.
d = the vessel underwent upgrading works in readiness for a new contract in Nigeria.

■ Leased FPSO

(million euros)

	Third quarter		First nine months	
	2002	2003	2002	2003
Operating revenues	8	11	25	28
Operating expenses	(2)	(7)	(5)	(13)
Depreciation and amortisation	(4)	(3)	(13)	(10)
Contribution from operations (*)	2	1	7	5
New orders awarded	–	–	17	11

(*) Operating Income before general and administrative expenses

The backlog at 30th September 2003 amounted to 153 million euros, of which 14 million are to be realised in the fourth quarter 2003.

- In the first nine months of 2003, operating revenues were slightly higher than those of the same period 2002, due to preparatory activities for the installation of the unit FPSO-Mystras. Contribution from operations amounted to 5 million euros, equal to 17.8% of revenues, versus 7 million euros, equal to 28% of revenues for the first nine months 2002. This decrease is attributed to unfavourable euro/dollar exchange rates.

- The production units FPSO–Firenze and FPSO–Jamestown have been in continuous operation since the beginning of the year.

Onshore Construction

(million euros)

	Third quarter		First nine months	
	2002	2003	2002(**)	2003
Operating revenues	240	160	428	543
Operating expenses, net of cost of materials	(145)	(87)	(265)	(331)
Cost of materials	(68)	(45)	(105)	(130)
Depreciation and amortisation	(9)	(8)	(22)	(25)
Contribution from operations (*)	18	20	36	57
Saipem s.a. goodwill amortisation	(2)	(2)	(2)	(6)
Contribution from operations, net	16	18	34	51
New orders awarded	31	536	331	862

(*) Operating income before general and administrative expenses
(**) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

The backlog at 30th September 2003 amounted to 975 million euros, of which 234 million are to be realised in the fourth quarter 2003.

- Full-scale operations on projects in Kazakhstan, North Africa, Saudi Arabia and Russia (in addition to the consolidation of Saipem s.a. for the whole period) allowed the company to achieve, in the first nine months of the year, revenues 115 million euros greater (+27%) than those for the same period 2002. The downturn in the third quarter is attributed to the completion of projects in Saudi Arabia.

- Contribution from operations, in the first nine months of 2003, amounted to 57 million euros, equal to 10.5% of revenues, versus 36 million euros, equal to 8.4% of revenues for the same period 2002. The level of profitability in the third quarter 2003 is also due to the positive performance on a small number of projects nearing completion.
  Contribution from operations, net of goodwill amortisation, stood at 51 million euros, with profitability at 9.4% of revenues.

Onshore Drilling

(million euros)

	Third quarter		First nine months	
	2002	2003	2002	2003
Operating revenues	54	53	157	150
Operating expenses	(41)	(43)	(120)	(116)
Depreciation and amortisation	(7)	(5)	(20)	(16)
Contribution from operations (*)	6	5	17	18
New orders awarded	14	22	90	71

(*) Operating Income before general and administrative expenses

The backlog at 30th September 2003 amounted to 116 million euros, of which 33 million are to be realised in the fourth quarter 2003.

- Operating revenues for the first nine months of 2003 show a modest decrease versus those of the same period 2002, mainly attributable to reduced activities in South America.

- Contribution from operations in the first nine months of 2003 increased by 1 million euros versus the same period last year, with a margin on revenues rising from 10.8% to 12%. This increase in profitability, despite the negative effects of the US dollar devaluation, is mainly attributable to a recovery in efficiency by the rigs operating in Saudi Arabia.

- Average utilisation of rigs stood at 82% (89% in the first nine months 2002); rigs were located as follows: 10 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 3 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

■ Liquefied Natural Gas (L.N.G.)

(million euros)

	Third quarter		First nine months	
	2002	2003	2002(**)	2003
Operating revenues	50	52	56	149
Operating expenses	(41)	(40)	(43)	(116)
Depreciation and amortisation	(3)	(2)	(6)	(7)
Contribution from operations (*)	6	10	7	26
Saipem s.a. goodwill amortisation	(2)	(2)	(2)	(6)
Contribution from operations, net	4	8	5	20
New orders awarded	68	13	74	226

(*) Operating Income before general and administrative expenses
(**) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

The backlog at 30th September 2003 amounted to 327 million euros, of which 54 million are to be realised in the fourth quarter 2003.

- Operations carried out mainly in India, Spain and Santo Domingo enabled the company to achieve revenues of 149 million euros in the first nine months of 2003. Revenues in the third quarter are in line with those of the same period the previous year.

- In the first nine months 2003, contribution from operations, net of goodwill amortisation, amounted to 20 million euros, with profitability equal to 13.4% of revenues. This very high level of profitability in the third quarter 2003 is also as a result of the positive performance on a small number of projects nearing completion.

Maintenance, Modification and Operation (M.M.O.)

(million euros)

	Third quarter		First nine months	
	2002	2003	2002(**)	2003
Operating revenues	39	56	39	144
Operating expenses	(35)	(51)	(35)	(134)
Depreciation and amortisation	(1)	(1)	(1)	(2)
Contribution from operations (*)	3	4	3	8
Saipem s.a. goodwill amortisation	(1)	(1)	(1)	(3)
Contribution from operations, net	2	3	2	5
New orders awarded	37	45	37	148

(*) Operating Income before general and administrative expenses
(**) Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only

The backlog at 30th September 2003 amounted to 65 million euros, of which 31 million are to be realised in the fourth quarter 2003.

- Operational activities, carried out mainly in France and West Africa enabled revenues for the third quarter 2003 to total 56 million euros, a 44% increase over the same period 2002. The growth in this sector was also underpinned by operations performed in Italy on behalf of Eni Exploration & Production.

- Contribution from operations, in the first nine months 2003, amounted to 5 million euros, net of goodwill amortisation, with profitability equal to 3.5% of revenues. Profitability in the third quarter 2003 is in line with that for the same period 2002.

Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 440,700,400
Fiscal Code and Milan Companies' Register
No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications
Third Quarter Report at 30th September 2003 (in English)
Relazione trimestrale al 30 settembre 2003 (in Italian)
Six-monthly Report at 30th June 2003 (in English)
Relazione semestrale al 30 giugno 2003 (in Italian)
Second Quarter Report at 30th June 2003 (in English)
Relazione trimestrale al 30 giugno 2003 (in Italian)
First Quarter Report at 31st March 2003 (in English)
Relazione trimestrale al 31 marzo 2003 (in Italian)
Financial Report at 31st December 2002 (in English)
Bilancio al 31 dicembre 2002 (in Italian)
Health, Safety Environment 2002 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù